Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated September 22, 2023 in the Amendment No. 2 to the Registration Statement on Form F-1 (Registration No. 333-275953) of Linkers Industries Limited, relating to the audit of the consolidated statements of financial position of Linkers Industries Limited and its subsidiaries (collectively the “Company”) as of June 30, 2023 and 2022, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows in each of the two-years period ended June 30, 2023, and the related notes included herein.

We also consent to the reference of WWC, P.C., as an independent registered public accounting firm, as experts in matters of accounting and auditing.

San Mateo, California	WWC, P.C.
January 29, 2024	Certified Public Accountants
PCAOB ID: 1171